

May 26, 2011

Barry Cinnamon
Chief Executive Officer
Westinghouse Solar, Inc.
1475 S. Bascom Avenue
Suite 101
Campbell, CA 95008

> **Re:** **Westinghouse Solar, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed May 13, 2011**
> **File No. 333-172939**

Dear Mr. Cinnamon:

We have limited our review of your registration statement to those issues we have addressed in our comments.

General

1. We note that in footnote three to the Registration Fee Table and on pages 5 and 13, you state that there are 1,700,002 shares of common stock issuable upon the exercise of the outstanding Series K Warrants, which would change the number of shares being registered to 3,936,002 rather than 3,936,000. Please advise or revise your disclosure accordingly.

2. We note the representations included at the end of your response letter did not conform to the requested representations at the end of our comment letter dated April 13, 2011. In your next response letter, please include the representations exactly as set forth below:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3. We note your response to comment three in our letter dated April 13, 2011. In an appropriate section of your registration statement, please disclose that the Securities Purchase Agreement under which the Series B Preferred and Series K Warrants were issued included provisions prohibiting the purchasers from holding short positions in the company's stock between the signing and the closing of the transaction. However after the closing of the transaction, there are no contractual provisions prohibiting the investors from holding short positions. Please also disclose that none of those selling stockholders currently has an existing short position in the Company's common stock.

Selling Shareholders, page 10

4. We note your response to comment seven in our letter dated April 13, 2011. In this section of your registration statement, please disclose that the selling shareholder purchased (or, with respect to warrants, will purchase) the securities to be resold in the ordinary course of their business, and at the time of purchase or receipt of these securities, none of the selling stockholders had any agreements or understandings, directly or indirectly, with any person to distribute those securities.

5. We note your response to comment eight in our letter dated April 13, 2011. In this section of your registration statement, please disclose that, with the exception of Genesis Select Corporation, the selling shareholders are not broker-dealers or affiliates of broker dealers.

Exhibit 5.1 - Legal Opinion of DLA Piper LLP (US)

6. Please arrange for counsel to opine that the shares of common stock are duly authorized instead of will be duly authorized.

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bradley J. Rock, Esq.
        DLA Piper LLP (US)
        2000 University Avenue
        East Palo Alto, CA 94303-2248